Brent D. Fassett

(720) 566-4025

bfassett@cooley.com

July 8, 2010

Jeffrey P. Riedler

Rose Zukin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington D.C. 20249-3628

Re:                                   Allos Therapeutics, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed on March 1, 2010

Schedule 14A

Filed April 30, 2010

File No. 000-29815

Ladies and Gentlemen:

On behalf of Allos Therapeutics, Inc. (the “Company”), we are transmitting for filing as Appendix A one copy of the proposed Compensation Discussion and Analysis section of a proposed Amendment No. 1 (the “Amendment”) to the Annual Report on Form 10-K (the “Form 10-K”), marked to show changes to such section incorporated by reference in the Annual Report filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2010.  The Amendment is being filed in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 23, 2010, with respect to the 10-K and the Company’s Executive Compensation and Compensation Risk Assessment on Schedule 14A, filed on April 30, 2010 (the “Schedule 14A”).  The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for the fiscal Year Ended December 31, 2009

Item 1.  Business

Manufacturing, page 13

1.              We note your disclosure on page 13 that you have arrangements with one third-party manufacturer to produce FOLOTYN bulk drug substance and two third-party manufacturers to produce FOLOTYN formulated drug product. We further note your disclosure on page 34 that you are dependent upon these third parties to fulfill your manufacturing needs of FOLOTYN.  It does not appear that you have filed any agreements with these third-party manufacturers as exhibits to your Form 10-K. Please

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023  T: (720) 566-4000  F: (720) 566-4099  WWW.COOLEY.COM

Jeffrey P. Riedler

Rose Zukin

United States Securities and Exchange Commission

July 8, 2010

Page Two

file these agreements as exhibits, or provide us with a legal analysis as to why you are not required to file them as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully submits that, consistent with applicable rules, it is not required to file its manufacturing agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.  The manufacturing arrangements were made in the ordinary course of the Company’s business and the Company is not substantially dependent on these arrangements.  The Company can enter into arrangements with new manufacturers or discontinue the arrangements with the current manufacturers at any time to suit the Company’s needs and believes that it has sufficient inventory of FOLOTYN bulk drug substance and FOLOTYN formulated drug product to meet the Company’s anticipated needs until such time as a replacement manufacturer could be brought online.  In addition, since filing the Form 10-K, the Company has successfully validated one additional supplier of FOLOTYN bulk drug substance, which may now be used for clinical trials and will be eligible for commercial use upon FDA approval, and one additional supplier of FOLOTYN formulated drug product, which is approved for both clinical and commercial use. Thus, while the disclosure on page 34 discloses that the Company is dependent upon third party manufacturers for the production of FOLOTYN bulk drug substance and FOLOTYN formulated drug product and the risks associated therewith, the Company does not believe that it is substantially dependent upon any particular manufacturing arrangement to obtain these items. Accordingly, the Company respectfully submits that the manufacturing arrangements are not material and that the Company is not required to file such agreements as an exhibit to the Form 10-K.

Schedule 14A

Executive Compensation

2009 and 2010 Executive Compensation Determinations, page 46

Paul L. Berns — President and Chief Executive Officer, page 46

2.              We note your disclosure that Mr. Berns received a cash bonus award in 2009 based upon certain corporate achievements that you describe on page 46. You state on page 42 that Mr. Berns’s cash bonus is tied entirely to the achievement of corporate objectives, which are established by the Compensation Committee at the beginning of each year. Your Compensation Discussion and Analysis does not disclose the pre-determined corporate objectives used to determine Mr. Berns’s annual cash bonus award. Please amend your disclosure to provide the following:

•                  The corporate performance objectives; and

Jeffrey P. Riedler

Rose Zukin

United States Securities and Exchange Commission

July 8, 2010

Page Three

•                  A discussion of how the level of achievement of each objective affected the actual awards to be paid.

To the extent that the objectives are quantitative, the discussion in your proxy statement should also be quantitative. Please also disclose the level of achievement of these objectives.

We propose to revise the disclosure in response to the Staff’s comments.  Please see pages 7 and 11-14 of Appendix A.

Bruce K. Bennett — Vice President, Pharmaceutical Operations, page 47

James V. Caruso — Executive Vice President. Chief Commercial Officer, page 48

David C. Clark — Vice President. Finance. Treasurer and Assistant Secretary, page 48

Marc H. Graboyes — Senior Vice President, General Counsel and Secretary, page 49

3.              We note your disclosure that the above named executive officers received a cash bonus award, based, in part, on the Compensation Committee’s determination that they had performed at the following percentages of target based on the Company’s performance against corporate objectives:

•                  Mr. Bennett received a payout of 114% of target based on the Company’s performance against corporate objectives;

•                  Mr. Caruso received a payout of 113% of target based on the Company’s performance against corporate objectives;

•                  Mr. Clark received a payout of 112% of target based on the Company’s performance against corporate objectives; and

•                  Mr. Graboyes received a payout of 112% of target based on the Company’s performance against corporate objectives.

Please revise your disclosure to discuss how the level of achievement of each corporate objective affected the actual award to be paid to each named executive officer.

We propose to revise the disclosure in response to the Staff’s comments.  Please see pages 14-17 of Appendix A.

4.              We further note your disclosure that the above named executive officers received a cash bonus award, based, in part, on the Compensation Committee’s determination that they had performed at the following percentages of target with respect to their individual objectives:

•                  Mr. Bennett received a payout of 115% of target with respect to his individual objectives;

Jeffrey P. Riedler

Rose Zukin

United States Securities and Exchange Commission

July 8, 2010

Page Four

•                  Mr. Caruso received a payout of 112% of target with respect to his individual objectives;

•                  Mr. Clark received a payout of 1 09% of target with respect to his individual objectives; and

•                  Mr. Graboyes received a payout of 110% of target with respect to his individual objectives.

Please revise your disclosure to discuss how the level of achievement of each individual objective affected the actual award to be paid to Mr. Bennett.

We propose to revise the disclosure in response to the Staff’s comments.  Please see pages 14-17 of Appendix A.

Compensation Risk Assessment, page 50

5.              We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s management, with the oversight of the Compensation Committee of the Board of Directors, performed an assessment of the Company’s executive and broad-based compensation and benefit programs to determine if the programs’ provisions and operations create risks that are reasonably likely to have a material adverse effect on the Company. Although the Company reviewed all material compensation and benefit programs, it focused primarily on the programs with variability of payout, the ability of a participant to directly affect payout and the controls on participant action and payout. The Company’s compensation strategy supports the use of base salary, performance-based cash bonuses, equity incentives, and severance and change-in-control benefits that are generally uniform in design and operation throughout the Company. In most cases, the compensation policies and practices are centrally designed and administered, and are substantially identical for each operational department. Field sales personnel are eligible to receive commissions under the Company’s sales incentive compensation plan, but all of the Company’s officers (including those in the Sales and Marketing Department) are paid under the programs and plans for non-sales employees.  The risk assessment process included a review of the key policies and practices for each compensation program, analysis to identify potential risk areas and risk mitigation features, and determinations as to the level of risk inherent in each program. Management’s assessment was first presented to and discussed with members of the Company’s executive staff, including its chief executive officer and principal financial officer, as well as the Compensation Committee’s independent compensation consultant. The assessment was then presented to and discussed with the Compensation Committee prior to the filing the Company’s proxy statement. Based on

Jeffrey P. Riedler

Rose Zukin

United States Securities and Exchange Commission

July 8, 2010

Page Five

this assessment, the Company included the following disclosure on page 50 of the Company’s Definitive Proxy Statement:

“With the assistance of the Company’s management, the Compensation Committee reviewed the Company’s material compensation policies and practices for all employees, including its executive officers, and concluded that these policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.”

*        *       *

In addition, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (720) 566-4010 or Marc H. Graboyes at (720) 540-5216 with any questions or further comments regarding our responses to the Staff’s comments.

Very truly yours,

COOLEY LLP

/s/ Brent D. Fassett

Brent D. Fassett, Esq.

cc.                                 Marc H. Graboyes, Esq. (Allos Therapeutics, Inc.)

Nathan E. Seiler, Esq. (Cooley LLP)

Appendix A

Compensation Discussion & Analysis

This compensation discussion and analysis provides information regarding the compensation program in place for the executive officers named in the Summary Compensation Table on page ~~51~~[    ] of this ~~proxy statement~~Amendment No. 1 (collectively, the “named executive officers”). It includes information regarding the objectives of our compensation program, our compensation processes and procedures, each element of compensation that we provide, why we choose these elements, how we determine the amount of each component to pay, and our compensation decisions for 2009 and the first quarter of 2010. This compensation discussion and analysis should be read in conjunction with the tables and related discussion beginning on page ~~51~~[    ] of this ~~proxy statement.~~Amendment No. 1.

Objectives of our Executive Compensation Program

Our executive compensation program is designed to attract, retain and motivate talented executives capable of providing the leadership, vision and execution necessary to achieve our business objectives and create long-term stockholder value. We believe there is a direct correlation between company performance and leadership talent, and that executive officers with the requisite experience, qualifications and values are essential to our success and the success of our stockholders. We also believe the successful execution of our strategic business objectives necessitates the retention of our management team and keeping management focused on business goals. We actively seek to foster a pay-for-performance environment that aligns the interests of our executive officers with the creation of stockholder value. To this end, our executive compensation program is strongly linked to the delivery of long-term returns to our stockholders, the achievement of short- and long-term strategic business objectives, individual performance, and the demonstration of competencies that are aligned with our culture and values and that will contribute to our long-term success.

Role of our Compensation Committee

The Compensation Committee is responsible for overseeing our compensation policies, plans and programs, and reviewing and determining the salary, bonuses, equity incentives, perquisites, severance arrangements and other related benefits paid to our directors and executive officers. The Compensation Committee also oversees the administration of our employee benefit plans. The Compensation Committee’s charter reflects these various responsibilities, and the Compensation Committee reviews the charter annually and recommends any appropriate changes or revisions to the Board for its consideration.

The Compensation Committee, with the input of management and its outside advisors, develops our compensation policies, plans and programs by utilizing publicly available compensation data and subscription compensation survey data for national and regional companies in the biopharmaceutical industry, with a particular focus on companies of comparable sizes and stages of development as Allos. The Compensation Committee believes these companies provide appropriate benchmarks for our executive compensation program because they have similar organizational structures and tend to compete with us for executives and other employees.

Based on these data, the Compensation Committee has implemented a pay-for-performance compensation program, which ties a substantial portion of executives’ overall compensation, in the form of short- and long-term cash and equity incentives, to the achievement of measurable corporate and individual performance objectives and the creation of stockholder value. As described in more detail below, our executive compensation program consists of the following key components:

•                  Base salary;

•                  Performance-based cash bonuses;

•                  Equity incentives; and

•                  Severance and change-in-control benefits.

The Compensation Committee has not established any formal policies or guidelines for allocating compensation between current and long-term incentive compensation, or between cash and non-cash compensation. However, commensurate with the Company’s philosophy of establishing a link between compensation and corporate performance, the Compensation Committee believes that a significant portion of each executive officer’s total compensation opportunity should be performance-based, reflecting both upside potential and down-side risk.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets at least four times a year, and it also considers and takes action by written consent. The Compensation Committee meets regularly in executive session. The agenda for each meeting is usually developed by our Chief Executive Officer, in consultation with the Chair of the Compensation Committee. From time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. The Chair of the Compensation Committee reports on committee actions and recommendations at each regularly scheduled meeting of the Board.

Historically, the Compensation Committee has reviewed and determined any base salary increases, cash bonuses and equity incentives to be awarded to the Company’s executive officers, and established annual corporate and individual performance objectives, at one or more meetings held during the first quarter of the year. However, the Compensation Committee also considers matters related to individual compensation from time-to-time upon an executive’s promotion or other change in job responsibility that occurs outside the Company’s annual performance review and appraisal process, as well as in connection with the hiring of a new executive officer.

Generally, the Compensation Committee’s executive compensation process comprises two related elements: the establishment of performance objectives and the determination of executive compensation levels. At the beginning of each year, the Compensation Committee approves annual performance objectives for the corporation as a whole and for each individual executive officer (other than the Chief Executive Officer, whose bonus is tied entirely to the achievement of corporate objectives). The corporate objectives generally target the achievement of specific sales and marketing, manufacturing, research and development and corporate development milestones. The individual objectives focus on contributions that are consistent with and support the corporate objectives or are otherwise intended to contribute to the success of the Company. The annual corporate and individual performance objectives are proposed by management and reviewed and approved by the Compensation Committee, usually during the first quarter of the year. The corporate objectives are also subject to review and approval by the full Board. The Compensation Committee typically performs an interim assessment of the annual performance objectives in the middle of each year to review corporate and individual progress, and may, on occasion, make certain adjustments to the objectives that the committee deems appropriate based on changing circumstances.

At the conclusion of each year, the Chief Executive Officer prepares a written performance appraisal and assigns each executive officer (other than himself) a performance rating for the year. The performance appraisal evaluates each executive officer’s level of performance of his or her core job responsibilities, as well as various skills, behaviors and competencies that are viewed as important to our ability to build and maintain a high performance operating culture. The Chief Executive Officer also evaluates the degree of achievement of the annual corporate and individual performance objectives and submits his recommendations to the Compensation Committee for any base salary increases, cash bonuses and/or equity incentive awards for each executive officer (other than himself). The Chief Executive Officer’s recommendations and Compensation Committee’s determinations are generally based upon a mix of the following factors:

•                  The executive’s individual performance for the year;

•                  The degree of achievement of annual corporate and individual performance objectives, as well as any contributions made with regard to objectives or strategic initiatives not covered by the formal goal-setting process;

•                  Comparisons with market data for compensation paid to comparable executives of other biopharmaceutical or biotechnology companies, with a particular focus on companies of similar sizes and stages of development and/or with which we compete for talented executives;

•                  The executive’s compensation relative to other executive officers at Allos; and

•                  The importance of the executive’s continued service with the Company.

In the case of the Chief Executive Officer, his individual performance appraisal is conducted by the Compensation Committee, which determines his compensation adjustments and awards, if any, based on these same factors. The Chief Executive Officer may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding his compensation. To the extent approved, any base salary increases, cash bonuses and/or equity incentive awards for the executives, including the Chief Executive Officer, are implemented during the first calendar quarter of the year.

With respect to newly hired executive officers, the Compensation Committee, in consultation with the Chief Executive Officer, determines the executive’s compensation package, including the terms of any employment agreement, relocation arrangements, severance arrangements or change-in-control protections, based on a variety of subjective and objective factors, including:

•                  The executive’s particular qualifications and experience;

•                  The competitive recruiting environment for the executive’s services;

•                  Comparisons to market data regarding compensation levels for comparable executives of other biopharmaceutical or biotechnology companies of similar sizes and stages of development and/or with which we compete for talented executives;

•                  The executive’s anticipated role and responsibilities with the Company; and

•                  The executive’s past compensation history.

For all executives, as part of its deliberations, the Compensation Committee reviews a tally sheet setting forth each component of the executive’s proposed compensation package, including base salary, bonus potential, the value to the executive and cost to the Company of all equity incentives, perquisites and other personal benefits, the executive’s realized and unrealized equity gains, and the Company’s projected payout obligations under several severance and change-in-control scenarios, to ensure that each executive’s total compensation remains in line with the Company’s overall compensation philosophy. The Compensation Committee may also review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, company stock performance data, analyses of historical executive compensation levels and current company-wide compensation levels, and recommendations of the Compensation Committee’s compensation consultant.

Under its charter, the Compensation Committee may form and delegate authority to subcommittees, as appropriate, including, but not limited to, a subcommittee composed of one or more members of the Board, to grant stock awards under the Company’s equity incentive plans to persons who are not executive officers of the Company. In February 2007, the Compensation Committee adopted an Equity Compensation Awards Policy to define the specific practices and procedures to be followed in connection with the granting of equity awards. Pursuant to the Equity Compensation Awards Policy, as amended in February 2009, the Compensation Committee delegated authority to the Chief Executive Officer to grant stock options and restricted stock units to newly hired employees who are not executive officers in connection with such employee’s commencement of employment, within specific guidelines and limitations approved by the Compensation Committee. The authority to approve all other stock awards, including all stock options or other equity grants to the Company’s executive officers, and all annual or promotional grants to the Company’s other employees, remains vested in the Compensation Committee.

Role of our Compensation Consultant

The Compensation Committee believes that it is important when making compensation decisions to be informed as to the compensation practices of comparable publicly-held companies. To this end, in connection with the 2009 review process, the Compensation Committee engaged Compensia, Inc., an independent compensation consulting firm, to review the structure and effectiveness of the Company’s executive compensation program. As part of its engagement, Compensia was requested by the Compensation Committee to develop a peer group of comparable companies in the life sciences industry, with a focus on late-stage and commercial oncology companies, and provide an assessment of the competitiveness of our 2008 executive compensation program relative to that peer group.

The 2009 peer group, which was reviewed and approved by the Compensation Committee, was comprised of eight “development-stage” companies of similar size and scope to Allos and eight “next-stage” companies that had brought at least one product to market and were generating revenue based on the sale of that product. The Compensation Committee felt that the use of a blended peer group that was comprised of one-half development-stage companies and one-half next-stage companies was appropriate given the then-current status of the FOLOTYN development program and because the competitive recruiting environment for Messrs. Berns and Caruso and Dr. Cagnoni (our former Senior Vice President, Chief Medical Officer) was composed largely of next-stage companies. The blended peer group was also intended to allow Compensia to benchmark our executive compensation practices against a broad spectrum of the competitive markets for executive talent. Compensia compared all elements of total direct compensation (i.e., base salary, annual bonus and equity incentives) for our executive officers to compensation data compiled from the most recent proxy statements for the peer group. Compensia also reviewed and provided guidance to the Compensation Committee regarding the Company’s equity compensation strategy, including the use of restricted stock units in the Company’s 2009 annual grant program, and the Company’s non-executive equity grant guidelines.

The peer group for 2009 included the following companies:

• Ariad Pharmaceuticals, Inc. • Array BioPharma Inc. • Alexion Pharmaceuticals, Inc. • BioMarin Pharmaceutical Inc. • Cubist Pharmaceuticals, Inc. • CV Therapeutics, Inc.	• Dendreon Corporation • Geron Corporation • Incyte Corporation • Maxygen, Inc. • Onyx Pharmaceuticals, Inc.	• OSI Pharmaceuticals, Inc. • Regeneron Pharmaceuticals, Inc. • Rigel Pharmaceuticals, Inc. • Seattle Genetics, Inc. • ZymoGenetics, Inc.

Compensia’s findings, observations and recommendations were presented to the Compensation Committee in December 2008 and February 2009 and were considered by the Compensation Committee, among other factors, in setting 2009 executive compensation.

For 2010, the Compensation Committee retained Compensia to update our peer group and provide an assessment of the competitiveness of our 2009 executive compensation program relative to the updated peer group. The updated peer group, which was reviewed and approved by the Compensation Committee, was comprised of nine development-stage companies and nine next-stage companies, and was intended to allow Compensia to benchmark our executive compensation practices against a broad spectrum of the competitive markets for executive talent. The Compensation Committee felt that the use of a blended peer group that was comprised of one-half development-stage companies and one-half next-stage companies was appropriate given the recent approval by the U.S. Food and Drug Administration of FOLOTYN for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma and because the competitive recruiting environment for Messrs. Berns and Caruso, as well as the expected successor to Dr. Cagnoni as Chief Medical Officer, is composed primarily of next-stage companies. Once again, Compensia compared all elements of total direct compensation (i.e., base salary, annual bonus and equity incentives) for our executive officers to compensation data compiled from the most recent proxy statements for the updated peer group. As part of its assessment, Compensia also reviewed and provided guidance regarding the Company’s equity compensation strategy, including increasing the value of restricted stock units in the Company’s 2010 annual grant program to increase retention incentives for the Company’s executives and other officers.

The updated peer group for 2010 included the following companies:

• Ariad Pharmaceuticals, Inc. • Acorda Therapeutics Inc. • BioMarin Pharmaceutical Inc. • Cytokinetics, Inc. • Dendreon Corporation • Dyax Corporation	• Exelixis, Inc. • Facet Biotech Corporation • Genomic Health, Inc. • Immunomedics, Inc. • Incyte Corporation • Intermune, Inc.	• Onyx Pharmaceuticals, Inc. • OSI Pharmaceuticals, Inc. • Regeneron Pharmaceuticals, Inc. • Seattle Genetics, Inc. • Spectrum Pharmaceuticals, Inc. • ZymoGenetics, Inc.

Changes from the Company’s 2009 peer group were as follows:

Companies added for 2010	Companies dropped for 2010
• Acorda Therapeutics Inc.	• Array BioPharma Inc.
• Cytokinetics, Inc.	• Alexion Pharmaceuticals, Inc.
• Dyax Corporation	• Cubist Pharmaceuticals, Inc.
• Exelixis, Inc.	• CV Therapeutics, Inc.
• Facet Biotech Corporation	• Geron Corporation
• Genomic Health, Inc.	• Maxygen, Inc.
• Immunomedics, Inc.	• Rigel Pharmaceuticals, Inc.
• Intermune, Inc.
• Spectrum Pharmaceuticals, Inc.

Compensia’s findings, observations and recommendations were presented to the Compensation Committee in February 2010 and were considered by the Compensation Committee, among other factors, in setting 2010 executive compensation.

Compensation Benchmarking

The Compensation Committee recognizes that biopharmaceutical companies, such as Allos, often have senior management teams that are differentiated significantly by industry experience, leadership skills and performance. As a result, the point of reference for market practices can vary for individual members of the executive team within the same company. The Compensation Committee believes that the use of a blended peer group as described above allows us to benchmark our executive officers against appropriate reference points in the market.

For each element of compensation, our strategy has been to examine peer group compensation practices and target our executive compensation between the 25 th and 75 th percentile of the relevant blended peer group based on the specific industry experience, leadership skills and performance of our executive officers. In addition, under our pay for performance philosophy, the Compensation Committee places a great emphasis on variable, or at-risk compensation, which helps calibrate actual compensation to performance since executives do not receive value if the Company is not performing well.

The Compensation Committee realizes that benchmarking our executive compensation program against compensation earned at comparable companies may not always be appropriate as a stand-alone tool for setting compensation due to some aspects of our business and objectives that may be unique to Allos. However, the Compensation Committee generally believes that gathering this information is an important part of its decision-making process with respect to our executive compensation program. In addition to the compensation benchmarking data provided by its consultants, the Compensation Committee has historically taken into account input from other sources, including input from other members of the Board of Directors and commercially available survey data relating to compensation practices for the pharmaceutical and biotechnology sectors.

Elements of Executive Compensation Program

Our executive compensation program consists of the following key components:

•                  Base salary;

•                  Performance-based cash bonuses;

•                  Equity incentives; and

•                  Severance and change-in-control benefits.

The Compensation Committee believes that these four components are the most effective combination in motivating and retaining talented executive officers at this stage in our development. The Compensation Committee does not have any specific targets for the percentage of compensation represented by each component, although it seeks to maintain an appropriate balance between fixed and performance-based compensation, with a significant percentage of total compensation allocated to long-term equity incentives. Cash bonuses and equity incentives are considered performance-based compensation, while base salary is considered “fixed”, although performance is considered when determining annual increases. For 2009, the named executive officers’ average compensation was approximately 30% fixed and 70% performance based, with approximately 55% of total compensation allocated to long-term equity incentives. As a general matter, subject only to limited exceptions relating to the relocation of executive officers, we do not provide perquisites or benefits for our named executive officers on a basis that is different from other eligible employees.

Base Salary

Base salary is the primary fixed component of our executive compensation program. We use base salary to compensate executives for services rendered during the fiscal year, and to ensure that we remain competitive in attracting and retaining executive talent. Base salaries are generally set within a range of salaries paid to industry peers with comparable qualifications, experience, responsibilities and performance at similar companies.

For each newly hired executive, the Compensation Committee determines base salary on a case-by-case basis by evaluating a number of factors, including the executive’s qualifications and experience, the competitive recruiting environment for his or her services, the executive’s anticipated role and responsibilities with the Company, the executive’s past compensation history, and comparisons to market data regarding compensation levels for comparable executives of other biotechnology companies of similar sizes and stages of development or with which we compete for talented executives.

For continuing executives, the Compensation Committee reviews base salaries annually as part of our performance review and appraisal process. Base salary increases, if any, are based primarily on each executive’s job performance for the prior year, as well as a review of competitive market data, the executive’s compensation relative to other executive officers, and the importance of retaining the executive’s services with the Company. Annual salary adjustments are effective March 1 of each year. The Compensation Committee may also review an executive’s base salary from time-to-time upon a promotion or other change in job responsibility that occurs outside of our annual performance review and appraisal process.

Performance-Based Cash Bonuses

Our performance-based cash bonus program is designed to promote the interests of the Company and its stockholders by providing executive officers with the opportunity to earn annual cash bonuses based upon the achievement of pre-specified corporate and individual performance objectives, and to assist the Company in attracting and retaining executive talent.

At the beginning of each year, we establish annual performance objectives for the corporation as a whole and for each executive officer (other than our Chief Executive Officer, whose bonus is tied entirely to the achievement of corporate objectives). The corporate objectives generally target the achievement of specific sales and marketing, manufacturing, research and development and corporate development milestones that are considered to be critical to the achievement of our long-term strategic goals. Each category of corporate objectives is assigned a weighted number so that the sum of all the weighted objectives equals 100%. The individual objectives for each executive officer focus on contributions that are consistent with and support the corporate objectives or are otherwise intended to contribute to the success of the Company. As with the corporate objectives, each category of individual objectives is assigned a weighted number so that the sum of all the weighted objectives equals 100%. The annual corporate and individual performance objectives are proposed by management and reviewed and approved by the Compensation Committee, typically during the first quarter of the year. The corporate objectives are also subject to review and approval by the full Board. At this time, the Compensation Committee also approves each executive officer’s bonus target for the year based on its analysis of relevant market data, and determines the relative weighting of each executive’s bonus between corporate and individual objectives.

The Compensation Committee typically performs an interim assessment of the annual performance objectives in the middle of each year to review corporate and individual progress, and may, on occasion, make certain adjustments to the objectives that the Committee deems appropriate based on changing circumstances. At the conclusion of each year, the Chief Executive Officer evaluates the degree of achievement of ~~the annual~~each category of corporate and individual performance objectives~~, and submits~~ and assigns a performance multiplier which may range from 0% to 150%. The performance multipliers are then applied to the weighting assigned to each category of objectives to determine the category’s contribution to the overall corporate or individual bonus percentages, as applicable. For example, for 2009, the corporate research and development objectives were assigned a 30% weighting and a 116% performance multiplier, resulting in a 34.75% contribution to the overall corporate bonus percentage. Then, all the contributions to the overall corporate and individual bonus percentages are added together to determine the final corporate bonus percentage, which applies to all employees including the executive officers, and each executive officer’s individual bonus percentage. The final bonus percentages are then applied to the relative weighting between corporate and individual objectives for each executive officer and multiplied by the executive’s bonus target to determine his or her final bonus recommendation. For illustration purposes, the following table demonstrates the 2009 bonus award calculation for Mr. Bennett based on the following assumptions: $234,865 in actual base salary earned; 25% bonus target weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives; and corporate and individual performance multipliers of 113.50% and 115.00%, respectively.

Bonus Component	Target Bonus Weighting (%)	Target Bonus Opportunity ($)(1)	Actual Bonus Percentage Attained (%)	Actual Bonus Payment ($)
Corporate	60%	$35,230	113.50%	$39,986
Individual	40%	$23,487	115.00%	$27,009
Total	100%	$58,716		$66,995

(1)   Bonus awards are calculated based on actual base salary earned during the applicable bonus year.  Annual salary adjustments are effective March 1 of each year.

After the Chief Executive Officer formulates his bonus recommendations, he submits them to the Compensation Committee, which determines the final performance multipliers and bonus ~~amount~~payments, if any, for each executive officer. The Company must generally achieve at least 75% of its weighed corporate objectives for the year in order for any bonuses to be paid, although the Compensation Committee may determine to grant a bonus even though certain corporate or individual performance objectives are not met. If the Compensation Committee determines that corporate or individual performance for the year exceeded objectives or was excellent in view of prevailing conditions, the Compensation Committee may approve corporate or individual performance multipliers, as the case may be, up to 150% ~~of bonus targets~~. The Compensation Committee also retains the authority, in its discretion, to identify any unplanned achievements that have been accomplished and to approve adjustments to an executive officer’s bonus award. Bonuses are generally paid in March of each year for services rendered during the prior fiscal year.

Equity Incentives

Equity incentives represent the largest at-risk component of our executive compensation program. Our equity incentives are designed to (i) align the interests of our executive officers with those of our stockholders by creating an incentive for our executive officers to maximize stockholder value through the grant of stock options and (ii) to encourage our executive officers to remain employed with us despite a competitive labor market through the grant of time-vesting restricted stock.

Historically, we have granted stock options and shares of restricted stock or restricted stock units to newly-hired executive officers on their first day of employment with us. We have also granted stock options and, beginning in 2009, restricted stock units to continuing executive officers once a year as part of our annual performance review and appraisal process. The annual stock options and restricted stock unit awards are granted as a reward for past individual and corporate performance and as an incentive for future performance. The restricted stock units are also intended to promote employee retention as the Compensation Committee believes that the successful execution of our business strategy necessitates keeping our management team in place and focused on business goals. In addition, there is a trend among our peer group and the biopharmaceutical industry in general toward the use of full value shares, and the Compensation Committee believes the use of restricted stock units are appropriate to maintain a competitive compensation program.

All stock options are granted with a 10-year term and an exercise price equal to 100% of the fair market value of our common stock on the date of grant. The stock options generally vest over a four-year period, with 25% of the options vesting one year after the date of grant, and the remaining 75% of the options vesting in equal monthly installments thereafter over the next three years, subject to the executive’s continued employment with us through such vesting dates. The shares of restricted stock and restricted stock units vest in equal installments on each of the first four anniversaries of the date of grant, subject to the executive’s continued employment with us through such vesting dates.

The Compensation Committee approves all equity incentive awards for our executive officers. New-hire equity awards are either approved by the Compensation Committee, at regularly scheduled meetings or by unanimous written consent, or by our Chief Executive Officer in accordance with our Equity Compensation Awards Policy. The Compensation Committee approves annual equity grants at its February meeting, the date of which is generally set approximately one year in advance. The Compensation Committee selected the February meeting as the date to approve annual equity grants because it coincides with the Compensation Committee’s review of prior year corporate and individual performance and the approval of other executive compensation decisions (e.g., base salary increases and bonus determinations). Grants approved during scheduled meetings become effective and are priced as of the date of approval or a predetermined future date (for example, new hire grants are effective as of the later of the date of approval or the newly-hired executive’s start date). Grants approved by unanimous written consent become effective and are priced as of the date the last signature is obtained or as of a predetermined future date. The Compensation Committee has not granted, nor does it intend to grant, equity compensation awards to executive officers in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative clinical trial result. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. Also, because equity compensation awards typically vest over a four-year period (and, with respect to options, with a one-year “cliff” followed by monthly vesting thereafter), the value to recipients of any immediate increase in the price of our common stock following a grant will be attenuated.

The Compensation Committee determines the number of stock options, shares of restricted stock and/or restricted stock units to award to a newly-hired executive officer using the same factors described above that are considered in determining the base salaries of newly-hired executive officers.  The Compensation Committee determines the number of stock options and restricted stock units to be awarded to continuing executives based on a variety of factors, including its review of competitive market data, its assessment of each executive officer’s individual performance and expected future contribution, a review of each executive’s existing equity incentive awards, and the importance of the executive’s continued service with the Company.

Severance and Change-in-Control Benefits

We enter into employment agreements with our executives in select cases, generally when it is necessary to secure the services of a newly hired executive. We have entered into employment agreements with each of Messrs. Berns, Caruso and Graboyes and Dr. Cagnoni, each of which were amended and restated in December 2007, as well as certain other officers, in connection with their commencement of employment with the Company. In addition, we entered into an employment agreement with Mr. Clark in June 2009 in order to retain and assure the Company of his continued services as Vice President, Finance and Treasurer. These agreements provide for severance compensation to be paid if the officers are terminated under certain conditions, such as in connection with a change-in-control of the Company or a termination without cause by us, each as defined in the agreements. In addition, the employment agreements with each of Messrs. Berns and Caruso and Dr. Cagnoni provide that if it is determined that any payment or distribution by the Company to such person to be made in connection with a change-in-control of the Company would be subject to the excise tax imposed by Section 4999 of the Code, such person will be entitled to receive an additional payment or “gross up” to offset the economic impact of such excise tax. The terms of such employment agreements, as amended, including the severance compensation payable thereunder, are described in more detail beginning on page ~~57~~[    ] of this ~~proxy statement~~Amendment No. 1 under the heading “Employment, Severance and Change-in-Control Agreements.”

In our experience, post-termination protection for executive officers is common among our peer group, and the Compensation Committee believes that providing this protection is essential to our ability to attract and retain talented executives capable of providing the leadership, vision and execution necessary to achieve our business objectives. In addition, the employment agreements and the related post-termination compensation provisions are designed to meet the following objectives:

•                  Change-in-control:  As part of our normal course of business, we engage in discussions with other pharmaceutical companies about possible collaborations, licensing and/or other ways in which the companies may work together to further our respective long-term objectives. In addition, many larger established pharmaceutical companies consider companies at similar stages of development to ours as potential acquisition targets. In certain scenarios, the potential for a merger or being acquired may be in the best interests of our stockholders. We provide post-termination compensation if an officer is terminated as a result of a change-in-control transaction to promote the ability of our officers to act in the best interests of our stockholders even though they could be terminated as a result of the transaction.

•                  Termination without Cause:  In certain instances, if we terminate the employment of an officer “without cause” or the officer resigns for “good reason”, each as defined in the applicable agreement, we are obligated to pay the officers certain severance benefits under their employment agreements. We believe this is appropriate because the terminated officer is bound by confidentiality and non-competition provisions covering one year after termination and because we and the officer have a mutually agreed-to severance package that is in place prior to any termination event. This provides us with more flexibility to make a change in senior management if such a change is in our and our stockholders’ best interest.

We have also adopted a broad-based Severance Benefit Plan and related Change of Control Severance Benefit Schedule that provides for severance compensation to all officers and employees of the Company with whom we do not have employment agreements, including Mr. Bennett, in the event such individuals are terminated in connection with a change-in-control. The Severance Benefit Plan and related Change of Control Severance Benefit Schedule is designed to meet the same objectives discussed above with respect to the change-in-control protection provided to Messrs. Berns, Caruso, Clark and Graboyes and Dr. Cagnoni under their employment agreements with the Company. The Severance Benefit Plan and related Change of Control Severance Benefit Schedule is described in more detail on page ~~62~~[    ] of this ~~proxy statement~~Amendment No. 1 under the heading “Severance and Change-in-Control Arrangements.”

In addition, our equity incentive plans have provisions regarding vesting following a change-in-control, as defined in those plans.

Perquisites

Perquisites and other personal benefits are not factored into our executive compensation program. We prefer to compensate executive officers using a mix of current, short- and long-term compensation with an emphasis on performance and do not believe that providing an executive perquisite program is consistent with our overall compensation philosophy. We typically provide perquisites and other personal benefits to executive officers on an exception-only basis, and they are generally limited to executive relocation assistance and temporary commuting and living expenses.

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan, or ESPP, in which all eligible employees, including our executive officers, may elect to participate. Under the ESPP, eligible employees can choose to have up to 10% of their annual base earnings withheld to purchase shares of our common stock during each offering period. The purchase price of the common stock is 85% percent of the lower of the fair market value of a share of common stock on the first day of the offering or the fair market value of a share of common stock on the last day of the offering period. Each offering is for a period of six months beginning on January 1 and July 1 of each year.

Indemnification Agreements

We enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements provide, among other things, that we will indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts, incurred by any such person in any action or proceeding by reason of their position as a director, officer, employee, agent or fiduciary of the Company, any subsidiary of the Company or any other company or enterprise that such executive officer or director serves at the Company’s request. We believe that indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Other Benefits

We maintain health, dental and vision insurance plans for the benefit of all eligible employees, including our executive officers. Each of these benefit plans requires the employee to pay a portion of the premium, and we pay the remainder of the premiums. These benefits are offered on the same basis to all employees. We also maintain a 401(k) retirement savings plan that is available to all eligible employees. Under the 401(k) plan, we match 50% of each employee’s contribution up to a maximum of $5,000 per year. Executives are eligible to participate in the 401(k) plan up to ERISA limits. No supplementary participation is available to the executives. Life, accidental death and dismemberment, short- and long-term disability insurance coverage, and wellness programs are also offered to all eligible employees and premiums are paid in full by the Company. Other voluntary benefits, such as supplemental long-term disability insurance coverage and supplemental life insurance, are also made available and paid for by the employees. The above benefits are available to our executive officers on the same basis as all other eligible employees.

2009 and 2010 Executive Compensation Determinations

The key compensation determinations for Mr. Berns and the other named executive officers during 2009 and through March 31, 2010 were as follows:

Paul L. Berns—President and Chief Executive Officer

For fiscal 2009, Mr. Berns volunteered to forego any increases to his base salary or bonus target as a result of the prevailing economic environment. As a result, his 2009 base salary remained at $500,800 and his 2009 bonus target remained at 60% of base salary, weighted 100% to the achievement of corporate objectives. For 2009, the Compensation Committee determined that the Company successfully achieved or exceeded its Board-approved corporate objectives.  As a result, the Compensation Committee approved a corporate bonus percentage of ~~113% of target based on our achievement of certain sales and marketing, manufacturing, research and development and corporate development milestones. As a result~~113.375% of target for the Company’s corporate objectives. Accordingly, Mr. Berns was awarded a cash bonus of $340,700 (which was determined and paid in 2010), ~~or 113% of his target bonus. Some highlights~~representing a total payout of 113.375% of his 2009 bonus target. The table below summarizes the Company’s corporate objective categories and target performance for 2009, as well as the relative weightings and performance multipliers approved by the Compensation Committee for each category:

Corporate Objective Category	Target Performance	2009 Weighting (A)	2009 Achievement (B)	Contribution to Overall Corporate Bonus Percentage (A x B)
Research & Development	Complete PROPEL and obtain FDA approval	30%	116%	34.750%
	Develop hematologic malignancies portfolio
	Develop solid tumor portfolio
	Medical affairs initiatives

Commercial	Complete priority market research	25%	125%	31.250%
	Implement FOLOTYN launch plan

Manufacturing	Ensure US commercial product availability	15%	117%	17.500%
	Qualify global commercial drug product supplier

Corporate resourcing and controls	Raise capital per strategic financing plan	15%	103%	15.500%
	Execute staffing plan
	Develop and implement corporate compliance program

Corporate development	Establish global registration strategies and commercial positioning	15%	96%	14.375%
	Establish ex-US partnering opportunities for Board review
	Develop and evaluate in-licensing and M&A opportunities to support 5-year strategic plan
	Execute IP lifecycle development opportunities

	CORPORATE BONUS PERCENTAGE (1):			113.375%

(1)   The Corporate Bonus Percentage approved by the Compensation Committee applies to all of our employees (including the named executive officers), except that the weighting of corporate and individual performance varies by employee level.

Highlights of our 2009 corporate achievements ~~approved~~considered by the Compensation Committee include the following:

~~•      the submission of our new drug application and receipt of accelerated approval from the U.S. Food and Drug Administration to market FOLOTYN for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma;~~

•                  ~~the advancement of our product~~Research and development: In determining that we exceeded our research and development objectives, the Compensation Committee considered the successful completion of our pivotal PROPEL trial, the preparation and submission of our new drug application for FOLOTYN, our receipt of a positive recommendation from the Oncologic Drugs Advisory Committee, and our receipt of accelerated approval from the U.S. Food and Drug Administration to market FOLOTYN for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma, or PTCL. The Compensation Committee also noted our progress with our research and development program for FOLOTYN in other hematologic malignancies and solid tumors, including the completion of certain patient enrollment and study conduct objectives relating to our Phase 1 study of FOLOTYN in patients with cutaneous T-cell lymphoma, our Phase 1/2a study of FOLOTYN plus gemcitabine in patients with non-Hodgkin’s lymphoma, our Phase 2b study of FOLOTYN in patients with non-small cell lung cancer, and our Phase 2 study of FOLOTYN in patients with advanced or metastatic relapsed transitional cell carcinoma of the urinary bladder~~;~~. With respect to our medical affairs objectives, we established a PTCL medical information call center and web portal and launched COMPLETE, a global observational study designed to enroll patients with newly-diagnosed PTCL and obtain data regarding longitudinal treatment patterns and outcomes. We also published or presented clinical data from several studies and established a research agreement with the National Comprehensive Cancer Network to support the development, initiation, administration and completion of an NCCN-sponsored research program involving FOLOTYN.  Based on these accomplishments, the Compensation Committee determined that we achieved 116% of the 30% weighting assigned to our research and development objectives, resulting in a 34.750% contribution to the overall corporate bonus percentage.

•                  ~~the completion of key objectives relating to the planned commercialization of FOLOTYN for patients with relapsed or refractory peripheral T-cell lymphoma, including~~Commercial: We achieved or exceeded our commercial objectives by completing priority market research~~, sales and marketing, reimbursement, manufacturing, compliance and supply chain management objectives;~~ and executing our brand launch plan in support of the commercialization of FOLOTYN for patients with relapsed or refractory PTCL. We completed qualitative and quantitative market research in the areas of pricing, reimbursement and key opinion leadership. With respect to our brand launch plan, we completed customer segmentation, targeting and sales force alignment, developed and implemented our sales training program, and established our commercial supply chain. We also established our FOLOTYN brand positioning, key messages and pricing, and secured approval of our initial educational and promotional materials from the FDA’s Division of Drug Marketing, Advertising and Communications. In addition, we established the Allos Support for Assisting Patients, or ASAP program, to facilitate access to FOLOTYN by providing reimbursement resources and support to patients and their healthcare providers, and we submitted applications to the Centers for Medicare and Medicaid Services for permanent reimbursement codes. FOLOTYN was also added to the National Comprehensive Cancer Network’s Clinical Practice Guidelines in Oncology, which is recognized by the Centers for Medicare and Medicaid Services and private payers as a mandated reference for oncology coverage policies. The Compensation Committee also noted that we executed our trade launch and generated $4.9 million in gross product sales to distributors of FOLOTYN in the fourth quarter of 2009.  Based on these accomplishments, the Compensation Committee determined that we achieved 125% of the 25% weighting assigned to our commercial objectives, resulting in a 31.250% contribution to the overall corporate bonus percentage.

•                  Manufacturing: We achieved or exceeded our manufacturing objectives by successfully validating one of our third-party drug product suppliers, releasing our drug substance and drug product validation lots to commercial supply, establishing supply agreements with additional third-party suppliers of drug substance and drug product, and extending our commercial drug product shelf life to 24 months. We also successfully qualified our new world-wide drug product supplier and completed the required validation runs. Based on these accomplishments, the Compensation Committee determined that we achieved 117% of the 15% weighting assigned to our manufacturing objectives, resulting in a 17.500% contribution to the overall corporate bonus percentage.

•                  ~~the completion of~~Corporate resourcing and controls. We achieved or exceeded our corporate resourcing and controls objectives. We executed our strategic financing plan by completing two public offerings of common stock in April and October 2009, ~~respectively,~~ which resulted in aggregate net proceeds of approximately $140 million to fund the commercialization of FOLOTYN for patients with relapsed or refractory ~~peripheral T-cell lymphoma~~PTCL and the continued preclinical research and clinical development of FOLOTYN for other indications~~;~~. We also executed our staffing plan by hiring a vice president of sales, vice president of marketing, senior director of managed care, five regional business directors, over 40 clinical sales specialists, a director of medical affairs, and five medical science liaisons, while achieving over $2.1 million in recruiting cost savings relative to our 2009 budget. In addition, we developed and implemented a comprehensive corporate compliance program, including a revised code of business conduct and ethics, an employee compliance manual, federal government price reporting policies, and other commercial and medical affairs policies and procedures. Based on these accomplishments, the Compensation Committee determined that we achieved 103% of the 15% weighting assigned to our corporate resourcing and controls objectives, resulting in a 15.500% contribution to the overall corporate bonus percentage.

~~•      the advancement of our intellectual property estate for FOLOTYN, including the issuance of a U.S. patent for the use of FOLOTYN for the treatment T-cell lymphoma; and~~

•                  Corporate development: We achieved substantially all of our corporate development objectives, including the completion of various objectives relating to the development, implementation and execution of our corporate growth strategy and ex-U.S. partnering strategy for FOLOTYN. We established registration strategies and commercial positioning for FOLOTYN in Europe and Japan, and entered into a collaborative agreement with Idis, a U.K.-based global company, to manage a named patient program for FOLOTYN outside the United States. We also advanced our intellectual property estate for FOLOTYN, including the issuance of a U.S. patent for the use of FOLOTYN for the treatment T-cell lymphoma. Based on these accomplishments, the Compensation Committee determined that we achieved 96% of the 15% weighting assigned to our corporate development objectives, resulting in a 14.375% contribution to the overall corporate bonus percentage.

In February 2009, Mr. Berns was awarded a stock option to purchase 280,000 shares of common stock at an exercise price of $6.40 per share, the fair market value of our common stock on the date of grant, and 46,667 restricted stock units. As was the case for all named executive officers, the 2009 stock option and restricted stock unit grants were awarded both as a reward for 2008 individual and corporate performance and as an incentive for future performance. Additionally, the restricted stock units were intended to promote employee retention in light of the current macroeconomic environment, where successful Company performance may not necessarily be reflected in the Company’s stock price.

For fiscal 2010, Mr. Berns’ base salary was set at $550,000, representing a 10% increase from his 2009 base salary. Mr. Berns’ 2010 bonus target was increased from 60% of base salary to 75% of base salary, weighted 100% to the achievement of corporate objectives. Based on its review of cash compensation practices for chief executive officers at companies included in the Company’s 2010 peer group, it was determined that Mr. Berns’ annual cash compensation was inconsistent with the market data. Thus, the increase in Mr. Berns’ base salary and bonus target were intended to address Mr. Berns’ below-market cash compensation relative to the Company’s 2010 peer group as well as his excellent performance in 2009. As was the case for all named executive officers, the increase in Mr. Berns’ 2010 bonus target was also intended to enhance the Company’s focus on performance-based cash compensation as a result of the Company’s transition from a development-stage to commercial-stage pharmaceutical company. This decision was based, in part, on the Compensation Committee’s review of short-term incentive practices for the Company’s 2010 peer group, which demonstrated that commercial-stage pharmaceutical companies generally have higher target bonus percentages and a greater focus on financial performance metrics than development-stage companies. In February 2010, Mr. Berns was awarded a stock option to purchase 170,000 shares of common stock at an exercise price of $7.56 per share, the fair market value of our common stock on the date of grant, and 100,000 restricted stock units. As was the case in 2009, all named executive officers were awarded the 2010 stock option and restricted stock unit grants as a reward for 2009 individual and corporate performance and as an incentive for future performance. Additionally, as in 2009, the restricted stock units were intended to promote employee retention in light of the current macroeconomic environment, where successful Company performance may not necessarily be reflected in the Company’s stock price.

Mr. Berns does not receive separate compensation for serving as a member of the Board.

Bruce K. Bennett—Vice President, Pharmaceutical Operations

For fiscal 2009, Mr. Bennett’s base salary was set at $235,800, representing a merit increase of 2.5% from his 2008 base salary. Mr. Bennett’s 2009 bonus target was set at 25% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. For 2009, the Compensation Committee approved a corporate bonus percentage of 113.375% of target for the Company’s corporate objectives (as described above for Mr. Berns) and an individual bonus percentage of 115.000% of target for Mr. Bennett’s individual objectives. Accordingly, Mr. Bennett was awarded a cash bonus of $67,000 (which was determined and paid in 2010), representing a total payout of 114% of ~~target based on the Company’s performance against corporate objectives (as described above for Mr. Berns) and~~his 2009 bonus target. The following table summarizes Mr. Bennett’s 2009 bonus award calculation:

Bonus Component	Target Bonus Weighting (%)	Target Bonus Opportunity ($)(1)	Actual Bonus Percentage Attained (%)	Actual Bonus Payment ($)
Corporate	60%	$35,230	113.375%	$39,942
Individual	40%	$23,487	115.000%	$27,009
Total	100%	$58,716		$66,951

(1)   Bonus awards are calculated based on actual base salary earned during the applicable bonus year. Annual salary adjustments are effective March 1 of each year. As a result, Mr. Bennett earned $234,865 in actual base salary during 2009 and his 25% bonus target was $58,716.

As noted above, the Compensation Committee~~’s determination~~ determined that Mr. Bennett had performed at 115% of target with respect to his individual objectives, which included the completion of key regulatory and manufacturing initiatives in support of our new drug application for FOLOTYN, the establishment of a global commercial product plan and related supply agreements for FOLOTYN, the management of our worldwide clinical supply requirements for FOLOTYN, and the advancement of our patent portfolio. In February 2009, Mr. Bennett was awarded a stock option to purchase 35,000 shares of common stock at an exercise price of $6.40 per share, the fair market value of our common stock on the date of grant, and 5,875 restricted stock units.

For fiscal 2010, Mr. Bennett’s base salary was set at $245,200, representing a merit increase of 4% from his 2009 base salary. Mr. Bennett’s 2010 bonus target was increased from 25% of base salary to 30% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. In addition, Mr. Bennett was awarded a stock option to purchase 31,500 shares of common stock at an exercise price of $7.56 per share, the fair market value of our common stock on the date of grant, and 17,937 restricted stock units.

James V. Caruso—Executive Vice President, Chief Commercial Officer

For fiscal 2009, Mr. Caruso’s base salary was set at $408,500, representing a merit increase of 2.5% from his 2008 base salary. Mr. Caruso’s 2009 bonus target was set at 40% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. For 2009, the Compensation Committee approved a corporate bonus percentage of 113.375% of target for the Company’s corporate objectives (as described above for Mr. Berns) and an individual bonus percentage of 111.750% of target for Mr. Caruso’s individual objectives. Accordingly, Mr. Caruso was awarded a cash bonus of $183,500 (which was determined and paid in 2010), representing a total payout of 113% of ~~target based on the Company’s performance against corporate objectives (as described above for Mr. Berns) and~~his 2009 bonus target. The following table summarizes Mr. Caruso’s 2009 bonus award calculation:

Bonus Component	Target Bonus Weighting (%)	Target Bonus Opportunity ($)(1)	Actual Bonus Percentage Attained (%)	Actual Bonus Payment ($)
Corporate	60%	$97,680	113.375%	$110,745
Individual	40%	$65,120	111.750%	$72,772
Total	100%	$162,800		$183,516

(1)   Bonus awards are calculated based on actual base salary earned during the applicable bonus year. Annual salary adjustments are effective March 1 of each year. As a result, Mr. Caruso earned $407,012 in actual base salary during 2009 and his 40% bonus target was $162,800.

As noted above, the Compensation Committee~~’s determination~~ determined that Mr. Caruso had performed at ~~112~~111.750% of target with respect to his individual objectives, which included the completion of key objectives relating to the planned commercialization of FOLOTYN for patients with relapsed or refractory ~~peripheral T-cell lymphoma~~PTCL, the completion of various objectives relating to the development, implementation and execution of our corporate growth strategy and ex-U.S. partnering strategy for FOLOTYN, the advancement of our corporate operations and information technology infrastructure, and Mr. Caruso’s leadership role in the areas of corporate communications and investor relations. In February 2009, Mr. Caruso was awarded a stock option to purchase 143,452 shares of common stock at an exercise price of $6.40 per share, the fair market value of our common stock on the date of grant, and 23,873 restricted stock units.

For fiscal 2010, Mr. Caruso’s base salary was set at $426,900, representing a merit increase of 4.5% from his 2009 base salary. Mr. Caruso’s 2010 bonus target was increased from 40% of base salary to 50% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. In addition, Mr. Caruso was awarded a stock option to purchase 102,300 shares of common stock at an exercise price of $7.56 per share, the fair market value of our common stock on the date of grant, and 58,254 restricted stock units.

David C. Clark—Vice President, Finance, Treasurer and Assistant Secretary

For fiscal 2009, Mr. Clark’s base salary was set at $215,300, representing a merit increase of 2.5% from his 2008 base salary. Mr. Clark’s 2009 bonus target was set at 25% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. For 2009, the Compensation Committee approved a corporate bonus percentage of 113.375% of target for the Company’s corporate objectives (as described above for Mr. Berns) and an individual bonus percentage of 108.750% of target for Mr. Clark’s individual objectives. Accordingly, Mr. Clark was awarded a cash bonus of $59,800 (which was determined and paid in 2010), representing a total payout of 112% of ~~target based on the Company’s performance against corporate objectives (as described above for Mr. Berns) and~~his 2009 bonus target. The following table summarizes Mr. Clark’s 2009 bonus award calculation:

Bonus Component	Target Bonus Weighting (%)	Target Bonus Opportunity ($)(1)	Actual Bonus Percentage Attained (%)	Actual Bonus Payment ($)
Corporate	60%	$32,166	113.375%	$36,469
Individual	40%	$21,444	108.750%	$23,321
Total	100%	$53,611		$59,789

(1)          Bonus awards are calculated based on actual base salary earned during the applicable bonus year. Annual salary adjustments are effective March 1 of each year. As a result, Mr. Clark earned $214,443 in actual base salary during 2009 and his 25% bonus target was $53,611.

As noted above, the Compensation Committee~~’s determination~~ determined that Mr. Clark had performed at ~~109~~108.750% of target with respect to his individual objectives, which included the development and execution of our corporate financing plan~~,~~ (including the completion of two public offerings which resulted in aggregate net proceeds of approximately $140 million), the advancement of our finance and accounting infrastructure to support the planned commercialization of FOLOTYN, the effectiveness of our internal control over financial reporting, and Mr. Clark’s leadership role in the areas of financial planning, corporate communications and investor relations. In February 2009, Mr. Clark was awarded a stock option to purchase 35,000 shares of common stock at an exercise price of $6.40 per share, the fair market value of our common stock on the date of grant, and 5,875 restricted stock units.

For fiscal 2010, Mr. Clark’s base salary was set at $236,800, representing a 10% increase from his 2009 base salary. This included a 4% merit increase and a 6% market adjustment based on the Compensation Committee’s review of competitive market data. Mr. Clark’s 2010 bonus target was increased from 25% of base salary to 30% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. In addition, Mr. Clark was awarded a stock option to purchase 26,250 shares of common stock at an exercise price of $7.56 per share, the fair market value of our common stock on the date of grant, and 14,948 restricted stock units.

Marc H. Graboyes—Senior Vice President, General Counsel and Secretary

For fiscal 2009, Mr. Graboyes’ base salary was set at $308,100, representing a merit increase of 2.5% from his 2008 base salary. Mr. Graboyes’ 2008 bonus target was set at 40% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives.        For 2009, the Compensation Committee approved a corporate bonus percentage of 113.375% of target for the Company’s corporate objectives (as described above for Mr. Berns) and an individual bonus percentage of 109.750% of target for Mr. Graboyes’ individual objectives. Accordingly, Mr. Graboyes was awarded a cash bonus of $137,400 (which was determined and paid in 2010), representing a total payout of 112% of ~~target based on the Company’s performance against corporate objectives (as described above for Mr. Berns) and~~his 2009 bonus target. The following table summarizes Mr. Graboyes’ 2009 bonus award calculation:

Bonus Component	Target Bonus Weighting (%)	Target Bonus Opportunity ($)(1)	Actual Bonus Percentage Attained (%)	Actual Bonus Payment ($)
Corporate	60%	$73,666	113.375%	$83,519
Individual	40%	$49,111	109.750%	$53,899
Total	100%	$122,777		$137,418

(1)          Bonus awards are calculated based on actual base salary earned during the applicable bonus year. Annual salary adjustments are effective March 1 of each year. As a result, Mr. Graboyes earned $306,942 in actual base salary during 2009 and his 40% bonus target was $122,777.

As noted above, the Compensation Committee~~’s determination~~ determined that Mr. Graboyes had performed at ~~110~~109.750% of target with respect to his individual objectives, which included the advancement of our patent portfolio, the execution of our corporate financing plan (including the completion of two public offerings which resulted in aggregate net proceeds of approximately $140 million), the completion of various objectives relating to the development, implementation and execution of our corporate growth strategy and ex-U.S. partnering strategy for

FOLOTYN, the development and implementation of our comprehensive corporate compliance program, and Mr. Graboyes’ leadership role in the areas of human resources, executive compensation and corporate communications. In February 2009, Mr. Graboyes was awarded a stock option to purchase 90,496 shares of common stock at an exercise price of $6.40 per share, the fair market value of our common stock on the date of grant, and 15,060 restricted stock units.

For fiscal 2010, Mr. Graboyes’ base salary was set at $321,200, representing a merit increase of 4.25% increase from his 2009 base salary. Mr. Graboyes’ 2009 bonus target was increased from 40% of base salary to 50% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. In addition, Mr. Graboyes was awarded a stock option to purchase 73,083 shares of common stock at an exercise price of $7.56 per share, the fair market value of our common stock on the date of grant, and 41,617 restricted stock units.

Pablo J. Cagnoni, M.D.—Former Senior Vice President, Chief Medical Officer

For fiscal 2009, Dr. Cagnoni’s base salary was set at $414,400, representing a merit increase of 2.5% from his 2008 base salary. Dr. Cagnoni’s 2009 bonus target was set at 40% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. In addition, Dr. Cagnoni was awarded a stock option to purchase 143,452 shares of common stock at an exercise price of $6.40 per share, the fair market value of our common stock on the date of grant, and 23,873 restricted stock units.

Dr. Cagnoni resigned as Senior Vice President, Chief Medical Officer of the Company, effective September 30, 2009. As a result, Dr. Cagononi did not receive a cash bonus for 2009.

Accounting and Tax Considerations

We follow the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 718 (formerly, FASB Statement 123R). Under FASB ASC Topic 718 we are required to estimate and record an expense for each award of equity compensation over the vesting period of the award. Until we achieve sustained profitability, the availability to us of a tax deduction for compensation expense is not material to our financial position. We structure cash incentive bonus compensation so that it is taxable to our employees at the time it becomes available to them.

Section 162(m) of the Code limits us to a deduction for federal income tax purposes of up to $1 million of compensation paid to certain named executive officers in a taxable year. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year. Certain kinds of compensation, including qualified “performance-based compensation,” are disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m) of the Code, compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if (a) such awards are granted by a compensation committee comprised solely of “outside directors,” (b) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, (c) the per-employee limitation is approved by the stockholders, and (d) the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant. Compensation attributable to stock purchase awards, stock bonus awards, stock unit awards, performance stock awards, and performance cash awards will qualify as performance-based compensation, provided that: (i) the award is granted by a compensation committee comprised solely of “outside directors”; (ii) the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain; (iii) the compensation committee certifies in writing prior to the grant, vesting or exercise of the award that the performance goal has been satisfied; and (iv) prior to the grant of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal).

Our Compensation Committee intends for all stock options and stock appreciation rights granted under our 2008 Equity Incentive Plan to qualify as performance-based compensation within the meaning of Section 162(m) of the Code. In addition, under our 2008 Equity Incentive Plan our Compensation Committee has the discretion to grant other types of awards that may qualify as performance-based compensation within the meaning of Section 162(m) of the Code. Except as noted below, stock options granted under our 2000 Stock Incentive Compensation Plan are performance-based compensation within the meaning of Section 162(m) of the Code and, as such, the spread between the fair market value of the underlying stock and the exercise price of such options is fully deductible upon exercise, as long as our Board of Directors or the committee of our Board of Directors granting such stock options was composed solely of “outside directors.” However, stock options previously granted under our 2002 Broad Based Equity Incentive Plan and our 2006 Inducement Award Plan are not considered performance-based compensation within the meaning of Section 162(m) of the Code because such plans were not approved by our stockholders, and options granted under the 2000 Stock Incentive Compensation Plan from May 12, 2004 to December 20, 2005 are not considered performance-based compensation because that plan was not re-approved by stockholders until December 20, 2005. Accordingly, our compensation deduction, if any, resulting from the exercise of such options may not be fully deductible, depending on whether the optionee is a named executive officer at the time of exercise and on whether the total non-exempt compensation paid to such optionee exceeds $1 million in the year of such option exercise. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, our Compensation Committee has not adopted a policy requiring all compensation to be deductible. Our Compensation Committee intends to continue to evaluate the effects of the compensation limits of Section 162(m) of the Code and to grant compensation awards in the future in a manner consistent with the best interests of the Company and our stockholders.